October 3, 2019

Christopher Bruno
Chief Executive Officer
RSE Collection, LLC
250 Lafayette Street, 3rd Floor
New York, NY 10012

       Re: RSE Collection, LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 17
           Filed September 25, 2019
           File No. 024-10717

Dear Mr. Bruno:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact J. Nolan McWilliams at (202) 551-3217 or Anne Parker at
(202) 551-3611
with any questions you may have.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:    Dean Colucci, Esq.